Exhibit 99.1

Ballard Announces Q4 and Full Year 2024 Results Conference Call

VANCOUVER, BC, Feb. 6, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) will hold a conference call on Thursday, March 13th, 2025 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter and full year 2024 operating results.

The live call can be accessed by dialing +1-844-763-8274 (Canada/US toll free). Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Further Information
Sumit Kundu – Manager, Investor Relations & Finance +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2025/06/c4865.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 06-FEB-25